UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

         ACT OF 1934

For the fiscal year ended: December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-19289

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

State Auto Insurance Companies Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

State Auto Financial Corporation

518 East Broad Street

Columbus, Ohio 43215-3976

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the State Auto Insurance Companies Capital Accumulation Plan are being filed herewith:

Financial Statements for each of the three years ended December 31, 2005 and Supplemental Schedule for the year ended December 31, 2005

          The following exhibits are being filed herewith:

Exhibit No.	Description
1	Consent of Independent Registered Public Accounting Firm	Included herein

Report of Independent Registered Public Accounting Firm

Plan Administrative Committee

State Auto Insurance Companies Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the State Auto Insurance Companies Capital Accumulation Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio

June 9, 2006

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments, at fair value:
Shares of registered investment companies	$134,932,755	118,745,932
Interest-bearing cash	10,803,053	11,161,319
Common / collective trusts	15,895,322	15,645,907
Affiliated stock	1,855,413	1,306,353
Loans to participants	2,676,727	2,361,711

Total investments	166,163,270	149,221,222
Contribution receivables:
Employee	18,000	16,000
Employer	7,350	7,175

Total receivables	25,350	23,175

Net assets available for benefits	$166,188,620	149,244,397

See accompanying notes.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2005	2004	2003
Additions
Interest and dividends	$5,521,946	3,464,940	2,631,527

Contributions:
Employee	8,820,482	7,621,633	7,028,128
Employer	3,048,240	2,824,545	2,688,942

Total contributions	11,868,722	10,446,178	9,717,070

Total additions	17,390,668	13,911,118	12,348,597

Deductions
Benefit payments	8,766,270	5,989,685	6,858,337
Participant loan fees	17,178	14,748	16,258

Total deductions	8,783,448	6,004,433	6,874,595

Net appreciation in fair value of investments	8,337,003	10,422,409	19,867,068

Net increase	16,944,223	18,329,094	25,341,070

Net assets available for benefits:
Beginning of year	149,244,397	130,915,303	105,574,233

End of year	$166,188,620	149,244,397	130,915,303

See accompanying notes.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements

December 31, 2005

1. Description of the Plan

Organization

The State Auto Insurance Companies Capital Accumulation Plan (the “Plan”), a defined contribution plan, was adopted effective June 1, 1982, by State Automobile Mutual Insurance Company and its affiliates (the “Company”) for the purpose of providing a savings plan for the benefit of its employees.

The following description of the Plan provides only general information. Participants should refer to the Plan Document for a complete description of the Plan.

General

An employee of the company is eligible to participate in the Plan as of the first pay period subsequent to thirty days after the employee’s hire date, provided the employee is or will attain age 21 during the calendar year following the employee’s hire date.

The Plan was amended and restated effective January 1, 1997, including subsequent amendments through January 1, 2006, to comply with recent legislation, regulation and rulings. See “Contributions” and “Investment Options.”

Contributions

Each participant may contribute any percentage of their salary between 1% and 50% (basic contribution). Subject to certain limitations, the Company matches the first 2% of basic contributions of participant salary at the rate of 75 cents for each dollar contributed; basic contributions of 3% to 6% are matched at a rate of 50 cents for each dollar contributed. Participants can change their rate of deferral as of any given pay date. Participants may also suspend contributions at any time. Participants may elect to make supplemental contributions in the form of after tax salary deferrals. Total participant contributions may not exceed 50% of salary.

Based on a provision of the Plan that became effective in January 2002, as of January 1, 2004, all Plan participants who attain age 50 or older during the calendar year, and are making the maximum Internal Revenue Code (the “Code”) pre-tax contribution, may make additional “Catch-up Contributions” each pay period in any whole percentage amount of their compensation from 1% to 25%, up to a dollar limitation on the amount of Catch-up Contribution established by law.

Vesting

Plan participants are immediately fully vested in employee contributions and related net earnings or losses. Full vesting in employer contributions and related net earnings and losses occurs upon three completed years of service. Any employee terminating prior to three completed years of service vests in employer contributions and related net earnings and losses at percentages set forth by the Plan document.

In addition, employer contributions and related net earnings or losses are fully vested upon retirement, age 65, death or total and permanent disability.

Any forfeiture of non-vested employer contributions and related net earnings or losses reduces future employer contributions.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements, Continued

Participant’s Accounts

Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contributions and b) Plan earnings, and is charged with applicable participant loan fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years, or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrative Committee. Principal and interest is paid ratably through bi-weekly payroll deductions.

Investment Options

Under the Plan trust agreement, participants may direct how their plan contributions are to be invested. The following description of the investment options provides only general information. Participants should refer to the Plan document for a complete description of the investments.

Plan contributions may be invested in the following twenty-three funds at December 31, 2005:

Baron Growth Fund: The fund primarily invests in small cap companies with market values under $2.5 billion.

Calamos Growth Fund: The fund primarily invests in companies that have the potential of above-average, sustainable earnings growth, that Calamos believes will outperform most analysts’ expectations, and whose results and prospects are not yet fully reflected in their stock prices.

JP Morgan Mid Cap Value Fund: The fund primarily invests at least 80% of its assets in equity securities of mid cap companies with market capitalizations between $1 billion to $20 billion at the time of purchase.

American Beacon Small Cap Value: The fund primarily invests at least 80% of its assets in equity securities of U.S. companies with market capitalizations of $2.6 billion or less at the time of investment.

Fidelity Puritan Fund: The fund primarily invests approximately 60% of its assets in stocks and other equity securities, and the remainder in bonds and other debt securities, including lower-quality debt securities, when the outlook for the markets is neutral.

Fidelity Contrafund: The fund primarily invests in common stocks of domestic and foreign issuers of “growth” or “value” stocks, or both.

Fidelity Equity-Income Fund: The fund primarily invests at least 80% of its assets in income-producing equity securities, which tends to lead to investments in large cap “value” stocks.

Fidelity U.S. Government Reserves Fund: The fund primarily invests at least 80% of its assets in U.S. Government securities, and in repurchase agreements for those securities.

Fidelity Managed Income Portfolio Fund: The fund primarily invests in investment contracts issued by insurance companies and other financial institutions, in fixed income securities and money market funds to provide daily liquidity.

Spartan U.S. Equity Index Fund: The fund primarily invests at least 80% of its assets in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the United States.

Fidelity Intermediate Bond Fund: The fund primarily invests at least 80% of its assets in investment-grade debt securities of all types and repurchase agreements for those securities (those of medium and high quality).

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements, Continued

Fidelity Diversified International Fund: The fund primarily invests in common stocks of foreign companies.

State Auto Financial Corporation Stock: State Auto Financial Corporation is an affiliate of the Company. The stock is traded on the NASDAQ under the ticker symbol, STFC.

Fidelity Freedom Income Fund: The fund primarily invests approximately 38% in investment grade fixed income funds, 2% in high yield fixed income funds, 40% in short-term funds and 20% in domestic equity funds.

Fidelity Freedom 2000 Fund: The fund primarily invests approximately 26% in domestic equity funds, 1% in international equity funds, 33% in investment grade fixed income funds, 2% in high yield fixed-income funds and 38% in Fidelity short-term mutual funds.

Fidelity Freedom 2005 Fund: The fund primarily invests approximately 40% in domestic equity funds, 7% in international equity funds, 36% in investment grade fixed income funds, 5% in high yield fixed income funds and 12% in Fidelity short-term mutual funds.

Fidelity Freedom 2010 Fund: The fund primarily invests approximately 41% in domestic equity funds, 8% in international equity funds, 37% in investment grade fixed income funds, 5% in high yield fixed income funds and 9% in Fidelity short-term mutual funds.

Fidelity Freedom 2015 Fund: The fund primarily invests approximately 49% in domestic equity funds, 10% in international equity funds, 30% in investment grade fixed income funds, 7% in high yield fixed income funds and 4% in Fidelity short-term mutual funds.

Fidelity Freedom 2020 Fund: The fund primarily invests approximately 57% in domestic equity funds, 12% in international equity funds, 23% in investment grade fixed income funds and 8% in high yield fixed income funds.

Fidelity Freedom 2025 Fund: The fund primarily invests approximately 61% in domestic equity funds, 13% in international equity funds, 19% in investment grade fixed income funds and 7% in high yield fixed income funds.

Fidelity Freedom 2030 Fund: The fund primarily invests approximately 68% in domestic equity funds, 15% in international equity funds, 10% in investment grade fixed income funds and 7% in high yield fixed income funds.

Fidelity Freedom 2035 Fund: The fund primarily invests approximately 68% in domestic equity funds, 15% in international equity funds, 9% in investment grade fixed income funds and 8% in high yield fixed income funds.

Fidelity Freedom 2040 Fund: The fund primarily invests approximately 69% in domestic equity funds, 16% in international equity funds, 5% in investment grade fixed income funds and 10% in high yield fixed income funds.

Administrative Expenses

All administrative expenses, excluding participant loan fees, and trustee fees are paid by the Company.

Payment of Benefits

Upon termination of service, participants generally receive a lump-sum amount equal to the value of their account less outstanding loan balances. Alternatively, qualifying participants can elect to receive their account value, less outstanding loan balances, in installments over a period not to exceed 10 years or, in the case of a retired participant, over a period not to exceed normal life expectancy.

Participants may semiannually withdraw from their supplemental accumulated contributions and, subject to certain conditions, participants may withdraw from their accumulated basic and supplemental contributions based on financial hardship. After participants have been in the plan for five years, and once every two years thereafter, participants may withdraw the vested portion of employer contributions credited to their account.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements, Continued

Plan Termination

While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. Should the Plan be terminated at some future time, all participants become 100% vested in benefits earned as of the termination date.

2. Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are maintained in conformity with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Related Investment Income

Investments are stated at fair value. The common/collective trust is valued based on quoted redemption value on the last business day of the Plan year. Shares of registered investment companies and shares of the State Auto Financial Corporation Common Stock Fund are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Loans to plan participants, which must be approved by the Plan Administrative Committee, are valued at their outstanding balances, which approximate fair value.

Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participants account to the total fund balance.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements, Continued

3. Investments

The following investments, at fair value, represented 5% or more of assets available for benefits as of December 31, 2005 and 2004:

	December 31
	2005	2004
Investments in shares of registered investment companies:
Fidelity Contrafund	$50,106,814	43,781,437
Fidelity Equity Income Fund	30,357,441	31,872,223
Fidelity Puritan Fund	12,682,869	12,315,802
Fidelity Diversified International Fund	10,882,337	7,898,297
Fidelity U.S. Government Reserves Fund	10,802,705	11,161,319
Spartan U.S. Equity Index Fund	7,743,682	8,149,088
Investment in common/collective trusts:
Fidelity Managed Income Portfolio Fund	$15,895,322	15,645,907

During 2005 and 2004, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Realized appreciation:
Shares of registered investment companies	$108,764	212,855
Affiliated stock	32,022	30,474

Total realized appreciation	140,786	243,329
Unrealized appreciation:
Shares of registered investment companies	7,708,080	10,106,101
Affiliated stock	488,137	72,979

Total unrealized appreciation	8,196,217	10,179,080

Total realized and unrealized appreciation	$8,337,003	10,422,409

4. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 16, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements, Continued

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2005	2004
Net assets available for benefits per the financial statements	$166,188,620	149,244,397
Contribution receivables	(25,350)	(23,175)

Net assets available for benefits per the Form 5500	$166,163,270	149,221,222

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the year ended December 31:

	2005	2004
Net increase in net assets available for benefits per the financial statements	$16,944,223	18,329,094
Contributions:
Employee	18,000	16,000
Employer	7,350	7,175

	25,350	23,175

Net increase in net assets available for benefits per the Form 5500	$16,918,873	18,305,919

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN # 31-4316080 / Plan # 004

December 31, 2005

Identity of Issue	Shares	Cost	Fair Value
Shares of Registered Investment Companies:
Baron Growth Fund	41,680	$1,902,375	$1,892,255
Calamos Growth Fund	97,915	5,186,995	5,391,198
JP Morgan Mid Cap Value Fund	95,787	2,205,087	2,229,929
American Beacon Small Cap Value	58,517	1,173,772	1,172,103
Fidelity Puritan Fund	677,142	12,129,387	12,682,869
Fidelity Contrafund	773,731	36,222,977	50,106,814
Fidelity Equity Income Fund	575,169	26,718,801	30,357,441
Fidelity Intermediate Bond Fund	340,486	3,571,757	3,503,603
Fidelity Diversified International Fund	334,430	8,191,016	10,882,337
Spartan U.S. Equity Index Fund	175,355	7,058,036	7,743,682
Fidelity Freedom Income	1,263	14,179	14,362
Fidelity Freedom 2000	13,112	156,727	160,103
Fidelity Freedom 2005	18,874	201,348	209,877
Fidelity Freedom 2010	200,865	2,702,669	2,822,158
Fidelity Freedom 2015	82,343	907,746	951,062
Fidelity Freedom 2020	164,373	2,265,198	2,417,921
Fidelity Freedom 2025	48,136	553,594	575,707
Fidelity Freedom 2030	73,881	1,013,615	1,109,687
Fidelity Freedom 2035	22,081	257,718	270,054
Fidelity Freedom 2040	49,784	408,353	439,593

Investment in common / collective trusts:
Fidelity Managed Income Portfolio Fund	15,895,322	15,895,322	15,895,322

Interest-bearing cash:
Fidelity U.S. Government Reserves Fund	10,802,706	10,802,706	10,802,706

Affiliated stock:
State Auto Financial Corporation Common Stock Fund (1)	50,886	1,151,934	1,855,313
Stock Purchase Account (2)	—	—	447

Participant loans (interest rates 3.25% to 10.00%)		—	2,676,727

		$140,691,312	$166,163,270

(1) – Indicated a party-in-interest to the Plan.

(2) – The stock purchase account may consist of the stock fund and or the Fidelity Cash Reserves is a money market fund that is used as a plan-level account in the recordkeeping of the purchase and sales of fractional share of employer stock. Participants cannot invest their account balances in this fund.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Date: June 26, 2006	By:	/s/ Cynthia A. Powell

	Printed Name:	Cynthia A. Powell

	Title:	Vice President and Comptroller

	By:	/s/ John R. Lowther

	Printed Name:	John R. Lowther

	Title:	Senior Vice President, Secretary and General Counsel

EXHIBIT INDEX

Exhibit No.	Description
1	Consent of Independent Registered Public Accounting Firm	Included herein